SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                    The Children's Place Retail Stores, Inc.
                    ----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    168905107
                         ------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 168905107                                            Page 2 of 6 Pages
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 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stanley Silverstein

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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b) /X/

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 3        SEC USE ONLY

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 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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          NUMBER OF             5       SOLE VOTING POWER
           SHARES                       503,000

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        BENEFICIALLY            6       SHARED VOTING POWER
          OWNED BY                      3,491,880

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            EACH                7       SOLE DISPOSITIVE POWER
          REPORTING                     503,000

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           PERSON               8       SHARED DISPOSITIVE POWER
            WITH                        3,491,880

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 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,994,880

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     / /

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.9%

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12        TYPE OF REPORTING PERSON

          IN

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                                  SCHEDULE 13G
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CUSIP No. 168905107                                         Page 3  of  6  Pages
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 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Raine Silverstein

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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b) /X/

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 3        SEC USE ONLY

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 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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          NUMBER OF             5       SOLE VOTING POWER
           SHARES                       111,000

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        BENEFICIALLY            6       SHARED VOTING POWER
          OWNED BY                      3,883,880

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            EACH                7       SOLE DISPOSITIVE POWER
          REPORTING                     111,000

--------------------------------------------------------------------------------

           PERSON               8       SHARED DISPOSITIVE POWER
            WITH                        3,883,880

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 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,994,880

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.9%

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON

          IN

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                                                               Page 4 of 6 Pages


Item 1(a).  Name of Issuer:

         The Children's Place Retail Stores, Inc.  (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         915 Secaucus Road
         Secaucus New Jersey 07094

Item 2(a).  Name of Person Filing:

         This statement is filed on behalf of the persons identified in Item 4 below. In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person, but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         The Children's Place Retail Stores, Inc.
         915 Secaucus Road
         Secaucus, New Jersey 07094

Item 2(c).  Citizenship:

         Each of the persons filing this statement is a United States citizen.

Item 2(d).  Title of Class of Securities:

         This statement relates to the Company's Common Stock, par value $.10 per share (the "Common Stock").

Item 2(e).  CUSIP Number:

         168905107

Item 3.  For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b):

         Not applicable.

                                                               Page 5 of 6 Pages

Item 4.  Ownership:

         Stanley Silverstein is the beneficial owner of 3,994,880 shares of Common Stock of the Company, representing 14.9% of the total number of shares outstanding as of December 31, 2003. Mr. Silverstein (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 503,000 of such shares, (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 3,380,880 of such shares held by Mr. Silverstein's wife as custodian or trustee for the benefit of Mr. Silverstein's children and grandchildren and (iii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 111,000 shares held by Mr. Silverstein's wife.

         Raine Silverstein is the beneficial owner of 3,994,880 shares of Common Stock of the Company, representing 14.9% of the total number of shares outstanding as of December 31, 2003. Mrs. Silverstein (i) has the sole power to vote or direct the vote and to dispose or direct the disposition of 111,000 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 3,380,880 of such shares held by Mrs. Silverstein as custodian or trustee for the benefit of Mrs. Silverstein's children and grandchildren, and (iii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 503,000 of such shares held by Mrs. Silverstein's husband.


Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.


Item 8.  Identification and Classification of Members of the Group:

         See Item 4 above.


Item 9.  Notice of Dissolution of Group:

         Not applicable.


Item 10.  Certification:

         Not applicable.

                                                               Page 6 of 6 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004

                                            /s/ Stanley Silverstein
                                            -----------------------------
                                            Stanley Silverstein


                                            /s/ Raine Silverstein
                                            -----------------------------
                                            Raine Silverstein